FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2020

(Amounts expressed in millions of Chilean Pesos)

▪	In line with the Company’s commitment to fight climate change, Enel Generación Chile decided to anticipate the disconnection and withdrawal of Bocamina I and II power plants (128 MW and 350 MW respectively) to take place no later than December 31, 2020 and May 31, 2022 respectively, as long as authorized by the CNE. This action will make Enel Generación Chile the first electricity generation company in Chile to complete its decarbonization process.

▪	Net income attributable to Enel Generación Chile S.A. reached a Ch$ 395,837 million loss as of June 2020 compared to a Ch$ 5,030 million profit for the same period of 2019, mainly explained by the Ch$ 430,578 million greater impairment loss related to the decarbonization process and a Ch$ 121,118 million extraordinary income booked in March 2019 due to the early termination of the contracts signed by the Company with Anglo American Sur in 2016. Consequently, net income attributable to Enel Generación Chile for the 2nd quarter of 2020 reached a Ch$ 458,258 million loss, a Ch$ 303,165 million reduction when compared to the 2nd quarter of 2019.

▪	When excluding these extraordinary effects, net income attributable to Enel Generación Chile S.A. increased 4.9% to Ch$ 121,241 million as of June 2020 compared to the Ch$ 115,611 million net income as of June 30, 2019. When applying the same criterion to quarterly results, that is excluding extraordinary effects, net income increased 34.0% from Ch$ 43,904 million for the 2nd quarter of 2019 to Ch$ 58,820 million for the 2nd quarter of 2020.

▪	Net electricity generation reached 7,432 GWh as of June 2020, 1,459 GWh less than the same period of last year, whilst electricity generation during the 2nd quarter of 2020 amounted to 3,526 GWh, which is 718 GWh lower than the figure for the 2nd quarter of 2019. This lower net generation was significantly due to lower hydroelectric generation related to the country´s hydrologic condition, primarily during the 2nd quarter of 2020.

▪	Operating revenues reached Ch$ 750,962 million, a 14.6% reduction when compared to June 2019 due to the extraordinary income recorded in March 2019 as mentioned above, and also due to lower gas sales. During the 2nd quarter of 2020, operating revenues increased 6.0% to Ch$ 377,663 million mainly due to higher electricity sales explained by a higher average sales price when expressed in Chilean pesos related to the depreciation of the Chilean peso / US dollar exchange rate.
• 1 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

▪	Procurement and services costs increased 4.9% to Ch$ 473,088 million, mainly explained by the higher electricity purchases in the spot market. Similarly, in the 2nd quarter of 2020, procurement and services costs increased 8.6% to Ch$ 239,391 million when compared to the same period of 2019 due to higher electricity purchases in the spot market and higher fuel consumption mainly due to the impairment of coal related to Bocamina II power plant.

▪	As a result of the factors previously mentioned, the Company’s EBITDA as of June 2020 decreased 40.2% to Ch$ 216,594 million. When excluding the extraordinary effects, EBITDA decreased 5.1% when compared to June 2019, to Ch$ 229,094 million. During the 2nd quarter of 2020, EBITDA reached Ch$ 110,146 million, which is 7.8% higher than the same period of 2019. When excluding the extraordinary effects, EBITDA increased 20.0% when compared to the 2nd quarter of 2019 due to higher revenues and lower other fixed operating costs.

▪	Financial results improved from a Ch$ 28,879 million expense as of June 2019 to a Ch$ 19,304 million expense as of June 2020, mainly explained by a higher profit from exchange rate differences. During the 2nd quarter of 2020, financial results amounted to a Ch$ 20,111 million expense representing an 8.6 % increase when compared to the same period of 2019.

▪	Regarding the COVID-19 Pandemic, the Company continues to focus its effort on guaranteeing adequate and safe operations, and also the health and safety of its people. Measures, such as remote working for all those performing non-essential tasks (60% of workforce); increased frequency of common area and common transportation sanitization; work teams distancing; postponement of mayor maintenance programs; reduced daily maintenance activities performing only those strictly related to the safety and reliability of our operations, among others continue in place.

• 2 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

FINANCIAL SUMMARY

▪  Gross debt of the company declined US$ 100 million when compared to the level as of June 2019 to US$ 1,131 million as of June 30, 2020.

▪  The average cost of debt increased from 6.4% for the first half of last year to 6.6% as of June 2020.

▪  The Company’s cash and cash equivalents amounted to US$ 8 million as of June 2020.

___________________________________________________________________

The Enel Generación Chile Group owns and operates 110 electricity generation units with 6,114 MW total combined installed capacity as of June 30, 2020. Of this total, 38 generation units are hydroelectric with a total 3,456 MW installed capacity, 21 are thermal generation units with 2,580 MW installed capacity that operate using gas, coal, and fuel oil and 51 are wind generation units with 78 MW installed capacity. This means that 58% of our installed capacity corresponds to renewable energy and 42% corresponds to thermal power plants.

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-20	Jun-19	% Change	2Q2020	2Q2019	% Change	Jun-20	Jun-19

Sistema Eléctrico Nacional (SEN)	10,685	11,367	(6.0%)	5,156	5,715	(9.8%)	29.7%	31.9%

• 3 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivables are to be recovered by December 31, 2027.

• 4 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to Enel Generación Chile as of June 2020 amounted to a Ch$ 395,837 million loss, compared to a Ch$ 5,030 million profit booked for the same period of 2019. During the 2nd quarter of 2020, the net loss attributable to Enel Generación Chile amounted to Ch$ 458,258 million, which represents a Ch$ 303,165 million reduction when compared to the 2nd quarter of 2019.

The following table shows comparative figures for each item of the income statement for the operations as of June 30, of 2020 and 2019:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-20	Jun-19	Change	% Change	2Q2020	2Q2019	Change	% Change

REVENUES	750,962	879,517	(128,555)	(14.6%)	377,663	356,365	21,298	6.0%
Sales	733,615	750,610	(16,995)	(2.3%)	361,911	353,567	8,344	2.4%
Other operating revenues	17,347	128,907	(111,560)	(86.5%)	15,752	2,798	12,954	n/a
PROCUREMENT AND SERVICES	(473,088)	(451,040)	(22,048)	4.9%	(239,391)	(220,381)	(19,010)	8.6%
Energy purchases	(211,358)	(144,359)	(66,999)	46.4%	(99,303)	(71,297)	(28,006)	39.3%
Fuel consumption	(137,385)	(143,695)	6,310	(4.4%)	(90,488)	(76,730)	(13,758)	17.9%
Transportation expenses	(60,879)	(88,527)	27,648	(31.2%)	(24,366)	(45,230)	20,864	(46.1%)
Other variable procurement and service cost	(63,466)	(74,459)	10,993	(14.8%)	(25,234)	(27,124)	1,890	(7.0%)
CONTRIBUTION MARGIN	277,874	428,477	(150,603)	(35.2%)	138,272	135,984	2,288	1.7%
Other work performed by entity and capitalized	2,098	2,040	58	2.8%	1,484	1,046	438	41.9%
Employee benefits expense	(23,139)	(24,602)	1,463	(6.0%)	(11,587)	(12,292)	705	(5.7%)
Other fixed operating expenses	(40,239)	(43,456)	3,217	(7.4%)	(18,023)	(22,513)	4,490	(19.9%)
GROSS OPERATING INCOME (EBITDA)	216,594	362,459	(145,865)	(40.2%)	110,146	102,225	7,921	7.8%
Depreciation and amortization	(50,354)	(55,089)	4,735	(8.6%)	(25,257)	(27,270)	2,013	(7.4%)
Impairment loss (Reversal)	(695,826)	(277,748)	(418,078)	150.5%	(695,826)	(277,748)	(418,078)	150.5%
Impairment loss (Reversal) for applying IFRS 9	(128)	(125)	(3)	2.4%	(25)	(54)	29	(53.7%)
OPERATING INCOME (EBIT)	(529,714)	29,497	(559,211)	n/a	(610,962)	(202,847)	(408,115)	201.2%
NET FINANCIAL EXPENSE	(19,304)	(28,879)	9,575	(33.2%)	(20,111)	(18,518)	(1,593)	8.6%
Financial income	3,402	2,420	982	40.6%	1,607	1,057	550	52.0%
Financial costs	(27,268)	(26,771)	(497)	1.9%	(12,062)	(14,546)	2,484	(17.1%)
Gain (Loss) for indexed assets and liabilities	(1,811)	(3,162)	1,351	(42.7%)	(1,311)	(2,262)	951	(42.0%)
Foreign currency exchange differences, net	6,373	(1,366)	7,739	n/a	(8,345)	(2,767)	(5,578)	n/a
OTHER NON-OPERATING RESULTS	(1,054)	2,151	(3,205)	(149.0%)	(312)	2,023	(2,335)	(115.4%)
Net Income from other investments	(1,148)	559	(1,707)	n/a	(406)	431	(837)	(194.2%)
Net Income from Sale of Assets	94	158	(64)	(40.5%)	94	158	(64)	(40.5%)
Share of profit (loss) of associates accounted for using the equity method	-	1,434	(1,434)	(100.0%)	-	1,434	(1,434)	(100.0%)
NET INCOME BEFORE TAXES	(550,072)	2,769	(552,841)	n/a	(631,385)	(219,342)	(412,043)	187.9%
Income Tax	156,769	2,440	154,329	n/a	174,507	62,565	111,942	178.9%

NET INCOME	(393,303)	5,209	(398,512)	n/a	(456,878)	(156,777)	(300,101)	191.4%
Shareholders of the parent company	(395,837)	5,030	(400,867)	n/a	(458,258)	(155,093)	(303,165)	195.5%
Non-controlling interest	2,534	179	2,355	n/a	1,380	(1,684)	3,064	(182.0%)

Earning per share (Ch$ /share) (*)	(48.26)	0.61	(48.88)	n/a	(6.63)	(2.24)	(4.38)	195.5%

(*) As of June 30, 2020 and June 30, 2019 the average number of paid and subscribed shares was 8,201,754,580.

• 5 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Operating Income

The company´s EBITDA decreased Ch$ 145,865 million to Ch$ 216,594 million as of June 30, 2020. Operating income decreased Ch$ 559,211 million to a Ch$ 529,714 million loss as of June 30, 2020.

Operating revenues totaled Ch$ 750,962 million, representing a Ch$ 128,555 million or a 14.6% reduction when compared to the previous year, mainly due to the following:

-	Lower other sales for Ch$ 43,404 million mainly due to a reduction in gas sales revenues.

-	Lower other operating revenues for Ch$ 111,560 million mainly due to the extraordinary income for Ch$ 121,118 million booked last year due to the early termination of the 3 Anglo American Sur contracts that had been signed in 2016, compensated by higher revenues related to insurance policies for Ch$ 3,118 million and greater revenues related to temporary facility leasings for Ch$ 5,127 million.

The above was partially offset by:

-	Higher energy sales amounting to Ch$ 28,249 million, mainly explianed by a higher average sales price when expressed in Chilean pesos due to the depreciation of the local currency / US dollar exchange rate amounting to Ch$ 69,724 million and a Ch$ 9,314 million increase in revenue from commodity hedges. The above was partially offset by a 682 GWh reduction in physical sales amounting to Ch$ 57,371 million (-1,117 GWh to regulated customers, -170 GWh to the spot market partially offset by a +605 GWh increase in physical sales to unregulated customers), significantly reflecting the effects of the lockdowns declared in the country’s main cities due the COVID 19 pandemic, in addition to customer migration.

-	During the 2nd quarter of 2020, operating revenues amounted to Ch$ 377,663 million, which represents a Ch$ 21,298 million increase, or 6.0%, when compared to the Ch$ 356,365 million for same quarter of 2019. This variation is mainly explained by an Ch$ 11,968 million increase in energy sales due to a Ch$ 36,860 million positive price effect when expressed in Chilean pesos and a Ch$ 7,883 million increase in revenue from commodity hedges, partially offset by lower physical sales for Ch$ 34,029 million (-559 GWh, mainly regulated customers) significantly explained by the lockdowns declared in the country’s main cities due the COVID 19 pandemic, in addition to customer migration. In addition, there was a Ch$ 12,954 million increase in other operating revenues, mainly higher income related to insurance for Ch$ 3,118 million, greater revenue from temporary facility leasings amounting to Ch$ 6,338 million, offset by lower gas sales for Ch$ 2,257 million.
• 6 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Procurement and services costs increased 4.9% to Ch$ 22,048 million because of the following:

-	Energy purchases increased Ch$ 66,999 million, mainly greater physical energy purchases on the spot market (+1,066 GWh) due to lower dispatch of our thermal power plants (-647 GWh) related to the lower marginal costs in the electricity system as a consequence of the lower price of gas of our plants and also third party power plants, and also because Bocamina I and II were forced to shut down for 22 days in 2020. In addition, there was a lower hydroelectric generation (-807 GWh) explained by the country´s hydrologic conditions.

This was partially offset by:

-	Fuel consumption costs decreased Ch$ 6,310 million, primarily explained by lower coal consumption for Ch$ 27,958 million due to lower thermal generation during the period and also the lower international market price of coal, which was offset by an increase in the gas consumption cost amounting to Ch$ 7,394 million due to the greater amount of electricity generation fired by gas despite the lower purchase price of gas, greater fuel oil consumption for Ch$ 1,754 million and the Ch$ 12,500 million coal impairment booked related to Bocamina II power plant.

-	Transportation costs decreased Ch$ 27,648 million mainly due to lower tolls amounting to Ch$ 32,082 million due to a lower transmission charge CET (in its Spanish acronym) in the national system’s feed-in toll for Ch$ 18,083 million and a Ch$ 14,095 million reduction in the zonal transmission system’s AAT (Spanish acronym for harmonization adjustment tariff) cost, a lower gas transportation costs for Ch$ 5,874 million, offset by a Ch$ 10,307 million increase in regasification costs.

-	Other procurement and services costs decreased Ch 10,993 million, mainly due to lower gas commercialization costs for Ch$ 27,312 million, partly offset by a higher cost of commodity hedging derivatives amounting to Ch$ 11,553 million and higher thermal emission taxes for Ch$ 4,696 million.

-	During the 2nd quarter of 2020, procurement and services costs reached Ch$ 239,391 million, increasing 8.6%, or Ch$ 19,010 million, when compared to the Ch$ 220,381 million for the same quarter of 2019. This increase is mainly due to a Ch$ 28,006 million increase in energy purchases primarily greater physical energy purchases in the spot market and a Ch$ 13,758 million increase in fuel consumption, mainly greater gas consumption costs for Ch$ 8,458 million and fuel oil for Ch$ 1,997 million, in addition to the Ch$ 12,500 million coal impairment cost related to Bocamina II power plant. The aforementioned was partly compensated by lower coal consumption for Ch$ 9,309 million and lower transportation costs for Ch$ 20,864 million, mainly Ch$ 22,229 million reduction in tolls.
• 7 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Other fixed operating expenses decreased Ch$ 3,217 million, mainly due to lower maintenance and repair services expenses for Ch$ 5,046 million, lower professional services expenses for Ch$ 728 million, and lower personnel administrative expenses for Ch$ 532 million, partially offset by a Ch$ 1,125 million increase in technical and administrative services expenses and a Ch$ 1,842 million increase in insurance policy costs.

Other fixed operating expenses during the 2nd quarter of 2020 amounted to Ch$ 18,023 million, a Ch$ 4,490 million reduction, or 19.9%, when compared to the Ch$ 22,513 million for same quarter of last year. This reduction was mainly explained by lower maintenance and repair services expenses for Ch$ 4,564 million, lower professional services expenses for Ch$ 814 million, lower personnel administrative expenses for Ch$ 738 million, offset by a Ch$ 1,152 million increase in insurance policy costs and a Ch$ 324 million increase in technical and administrative services expenses.

Impairment losses increased Ch$ 418,078 million due to the Ch$ 695,826 million impairment loss related to Bocamina II power plant booked as of June 2020 compared to the Ch$ 195,809 million impairment loss for Tarapacá power plant and Ch$ 81,939 million impairment loss of Bocamina I power plant, both booked in 2019, due to the Group’s decarbonization process.

Depreciation and amortization decreased by Ch$ 4,735 million mainly related to the coal fired power plants Tarapacá and Bocamina I impaired in June 2019 for Ch$ 1,280 million and Ch$ 3,398 million respectively, due to the Group’s decarbonization process.

During the 2nd quarter of 2020, the Ch$ 2,013 million reduction is related to the same effects mentioned above, the impairment loss for Tarapacá and Bocamina I power plants amounting to Ch$ 493 million and Ch$ 1,348 million, respectively.

The accumulated and quarterly revenues, costs and operating incomes for the periods ended June 30, 2020 and 2019, are shown below:

• 8 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

	Cumulative Figures (Figures in million Ch$)
	Jun-20			Jun-19
	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	741,235	(1,317,969)	(576,734)	866,574	(750,116)	116,458
Empresa Eléctrica Pehuenche S.A.	78,022	(31,002)	47,020	74,938	(22,480)	52,458
GasAtacama Chile and subsidiaries(*)	-	-	-	155,006	(294,497)	(139,491)
Consolidation adjustments	(68,295)	68,295	-	(217,001)	217,073	72

Total Consolidated	750,962	(1,280,676)	(529,714)	879,517	(850,020)	29,497
*GasAtacama merged into Enel Generación Chile on October 1, 2019
	Quarterly Figures (Figures in million Ch$)
	2Q2020			2Q2019
	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	370,746	(1,007,477)	(636,731)	343,300	(412,430)	(69,130)
Empresa Eléctrica Pehuenche S.A.	40,274	(14,505)	25,769	38,793	(14,055)	24,738
GasAtacama Chile and subsidiaries(*)	-	-	-	87,508	(245,872)	(158,364)
Consolidation adjustments	(33,357)	33,357	-	(113,236)	113,145	(91)

Total Consolidated	377,663	(988,625)	(610,962)	356,365	(559,212)	(202,847)
*GasAtacama merged into Enel Generación Chile on October 1, 2019

Energy sales of Enel Generación Chile and subsidiary for both cumulative and quarterly periods ended June 30, 2020 and 2019 are shown below:

	Cumulative Figures				Quarterly Figures
(Figures in million Ch$)	Jun-20	Jun-19	Change	% Change	2Q2020	2Q2019	Change	% Change

Sales to regulated customers	396,788	429,861	(33,073)	(7.7%)	195,881	202,507	(6,627)	(3.3%)
Sales to unregulated customers	305,727	247,748	57,979	23.4%	147,093	132,615	14,478	10.9%
Sales at spot market	9,041	5,699	3,343	58.7%	7,490	3,374	4,117	122.0%
Total energy sales	711,556	683,308	28,249	4.1%	350,464	338,496	11,968	3.5%

Non-Operating Income

Non-operating income as of June 30, 2020 and 2019 are summarized below:

• 9 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Jun-20	Jun-19	Change	% Change	2Q2020	2Q2019	Change	% Change

Financial income	3,402	2,420	982	40.6%	1,607	1,057	550	52.0%
Financial costs	(27,268)	(26,771)	(497)	1.9%	(12,062)	(14,546)	2,484	(17.1%)
Gain (Loss) for indexed assets and liabilities	(1,811)	(3,162)	1,351	(42.7%)	(1,311)	(2,262)	951	(42.0%)
Foreign currency exchange differences, net	6,373	(1,366)	7,739	n/a	(8,345)	(2,767)	(5,578)	n/a
NET FINANCIAL EXPENSE	(19,304)	(28,879)	9,575	(33.2%)	(20,111)	(18,518)	(1,593)	8.6%

Share of profit (loss) of associates accounted for using the equity method	(1,148)	559	(1,707)	n/a	(406)	431	(837)	(194.2%)
Net Income From Other Investments	94	158	(64)	(40.5%)	94	158	(64)	(40.5%)
Net Income From Sale of Assets	-	1,434	(1,434)	(100.0%)	-	1,434	(1,434)	(100.0%)
OTHER NON-OPERATING RESULTS	(1,054)	2,151	(3,205)	(149.0%)	(312)	2,023	(2,335)	(115.4%)

NET INCOME BEFORE TAXES	(550,072)	2,769	(552,841)	n/a	(631,385)	(219,342)	(412,043)	187.9%
Income Tax	156,769	2,440	154,329	n/a	174,507	62,565	111,942	178.9%

NET INCOME OF THE PERIOD	(393,303)	5,209	(398,512)	n/a	(456,878)	(156,777)	(300,101)	191.4%
Attributable to Shareholders of the parent company	(395,837)	5,030	(400,867)	n/a	(458,258)	(155,093)	(303,165)	195.5%
Attributable to Non-controlling interest	2,534	179	2,355	n/a	1,380	(1,684)	3,064	(182.0%)

Net Financial Result

The financial result as of June 30, 2020 reached a Ch$ 19,304 million loss, which represents a Ch$ 9,575 million improvement when compared to the same period of the previous year, which is mainly due to the following:

Higher financial income amounting to Ch$ 982 million, mainly from booking income related to the Tariff Stabilization Law amounting to Ch$ 2,201 million, greater financial income related to invested cash flows through the Centralized Treasury Service Contract with Enel Chile S.A. amounting to Ch$ 697 million, offset by lower returns on fixed income investments amounting to Ch$ 1,916 million.

During the 2nd quarter of 2020, financial income increased Ch$ 550 million when compared to the same quarter of 2019, mainly due to greater financial income related to the Tariff Stabilization Law amounting to Ch$ 1,345 million, offset by lower returns on fixed income investments amounting to Ch$ 795 million.

Greater financial expenses amounting to Ch$ 497 million, mainly explained by the Ch$ 3,854 million increase of interest expenses on bonds offset by lower financial expenses on factoring contracts for Ch$ 1,805 million, lower bank fees for Ch$ 474 million and lower financial expenses related to trade payables for Ch$ 1,078 million.

During the 2nd quarter of 2020, financial expenses decreased Ch$ 2,484 million when compared to the same quarter of 2019 mainly due to lower financial expenses on factoring contracts for Ch$ 1,536 million, and lower bank fees for Ch$ 1,871 million, offset by greater interest on bonds amounting to Ch$ 923 million.

Lower losses related to indexation amounting to Ch$ 1,351 million primarily due to the greater positive effect of applying IAS 29 on the Group’s branch in Argentina that amounted to a Ch$ 1,740 million profit, offset by lower income related to the indexation of recoverable taxes for Ch$ 389 million.

• 10 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

During the 2nd quarter of 2020, income related to indexation amounted to a Ch$ 951 million profit when compared to the same quarter of 2019, primarily due to a lower indexation loss from the IAS 29 “Financial Reporting in Hyperinflationary Economies”.

Greater income from exchange differences amounted to Ch$ 7,739 million, mainly explained by higher positive exchange differences of trade and other accounts receivables amounting to Ch$ 18,377 million, which includes the Ch$ 12,825 million effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers. The aforementioned was partially offset by the negative effects on trade accounts payable for Ch$ 4,544 million and on derivative contracts for Ch$ 6,094 million.

During the 2nd quarter of 2020, income from exchange differences declined Ch$ 5,578 million when compared to the same quarter of 2019, primarily due to the Ch$ 7,124 million impact of Tariff Stabilization Law compensated by a lower loss on derivative contracts for Ch$ 934 million.

Income from companies accounted for using the equity method

The Ch$ 1,707 million negative variation is mainly explained by the greater loss of our associate company GNL Chile S.A. for Ch$ 1,448 million and a Ch$ 186 million lower profit from Transmisora Eléctrica de Quillota Ltda.

• 11 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

 Corporate Taxes

Corporate income tax reached a Ch$ 156,769 million profit as of June 30, 2020, a Ch$ 154,329 million gain increase when compared to the same period of the previous year. This variation is primarily explained by a Ch$ 116,256 million income increase due to the higher impairment loss booked in 2020 as a consequence of the decarbonization plan promoted by the Group, a Ch$ 32,702 million less expense due to the extraordinary income in 2019 generated by the early termination of the 3 energy supply contracts with Anglo American Sur, and a Ch$ 7,985 million reduction in tax expenses due to the Company’s lower results.

During the 2nd quarter of 2020, Corporate income tax reached a Ch$ 174,507 million profit, equivalent to a Ch$ 111,942 million increase when compared to same quarter of 2019. This variation is primarily due to the Ch$ 116,256 million income increase resulting from the higher impairment loss mentioned previously.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

2. Statement of Financial Position Analysis

ASSETS (Figures in million Ch$)	Jun-20	Dec-19	Change	% Change

Current Assets	302,516	591,085	(288,569)	(48.8%)
Non Current Assets	2,561,458	2,996,114	(434,656)	(14.5%)

Total Assets	2,863,974	3,587,199	(723,225)	(20.2%)

Total assets of the Company as of June 2020 decreased Ch$ 723,225 million when compared to December 2019, mainly due to:

➢	Current Assets decreased 48.8% equal to Ch$ 288,569 million, mainly due to the following:

❖	A Ch$ 7,309 million reduction in Cash and cash equivalents, mainly lower bank account balances for Ch$ 5,142 million and lower time deposits for Ch$ 2,177 million.

❖	A Ch$ 36,215 million reduction in Trade accounts receivables and other current accounts receivables, mainly related to lower customer accounts receivables for Ch$ 38,153 million, lower employee accounts receivables for Ch$ 1,173 million, partly offset by a billing to insurance companies for Ch$ 4,599 million.

❖	Current related party accounts receivables declined Ch$ 216,126 million mainly due to lower accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 20,390 million, lower balance of receivables from Enel Global Trading SpA for Ch$ 9,170 million related to gas sales and commodity derivative transactions, and lower balance of invested funds through the Centralized Treasury Service contract with Enel Chile for Ch$ 194,492 million, partially offset by a higher accounts receivable for energy sales to Enel Distribucion Chile for Ch$ 5,827 million.

❖	A Ch$ 17,750 million reduction in inventories, mainly coal amounting to Ch$ 12,176 million, and spare parts and other supplies for Ch$ 6,620 million, offset by a higher inventory of gas amounting to Ch$ 1,695 million.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

❖	A Ch$ 18,046 million decrease in Current tax assets, mainly a lower tax credit for retained earnings amounting to Ch$ 16,665 million and a lower tax credit for employee training expenses for Ch$ 2,355 million.

❖	The aforementioned is partly offset by a Ch$ 6,876 million increase in Other non-financial current assets, primarily related to insurance policy contracts for Ch$ 5,973 million and VAT credit for Ch$ 843 million.

➢	Non-Current Assets decreased Ch$ 434,656 million, mainly explained by:

❖	A Ch$ 651,896 million reduction in Property, Plant and Equipment due to the Ch$ 695,826 million impairment loss booked for Bocamina II power plant as a consequence of the Company’s decarbonization process, the Ch$ 48,788 million depreciation of the period, which was partially offset by new investments carried out during the period that amounted to Ch$ 48,234 million and dismantling provisions for Ch$ 38,202 million.

❖	The aforementioned is partly offset by an increase in trade accounts receivables and other non-current accounts receivables for Ch$ 53,937 million mainly related to booking the electricity tariff increases that are pending as a consequence of the Tariff Stabilization Law for Ch$ 54,057 million.

❖	A Ch$ 59,423 million increase in non-current related party accounts receivables explained by higher accounts receivable from GNL Chile S.A. related to advance payments amounting to Ch$ 31,654 million and greater accounts receivables from Enel Distribución Chile as a consequence of the Tariff Stabilization Law for Ch$ 27,769 million.

❖	A Ch$ 103,093 million increase in Deferred tax assets mainly related to fixed assets.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

LIABILITIES AND EQUITY (Figures in million Ch$)	Jun-20	Dec-19	Change	% Change

Current Liabilities	377,850	488,184	(110,334)	(22.6%)
Non Current Liabilities	1,145,580	1,125,161	20,419	1.8%
Total Equity	1,340,544	1,973,854	(633,310)	(32.1%)
Attributable to the Shareholders of parent company	1,330,263	1,963,775	(633,512)	(32.3%)
Attributable to Non-controlling interest	10,281	10,079	202	2.0%

Total Liabilities and Equity	2,863,974	3,587,199	(723,225)	(20.2%)

Total Liabilities and Net Equity of the Company decreased Ch$ 723,225 million as of June 2020 when compared to December 2019, mainly explained by the following:

➢	Current Liabilities decrease Ch$ 110,334 million, equivalent to 22.6%, mainly explained by the following:

❖	A Ch$ 115,370 million reduction in Trade accounts payable and other accounts payable primarily due to a Ch$ 48,133 million reduction in accounts payable to suppliers of goods and services and fixed assets, a Ch$ 60,010 million reduction in energy and fuel accounts payable, a Ch$ 5,183 million reduction in dividends payable to third parties, and a Ch$ 1,655 million reduction in accounts payable to employees.

❖	A Ch$ 12,576 million reduction in Current tax liabilities, mainly income tax.

❖	The above is partially offset by a Ch$ 9,707 million increase in Accounts payable to related parties primarily due to a Ch$ 21,855 million increase in accounts payable to Enel Global Trading S.p.A. for commodity derivative transactions, a Ch$ 10,630 million increase in accounts payable to Enel Green Power Chile for energy purchases, a Ch$ 5,145 million increase in accounts payable to GNL Chile S.A. for gas purchases, partly compensated by a Ch$ 15,016 million reduction in accounts payable to Enel Green Power Del Sur S.P.A. for energy purchases, a Ch$ 12,393 million reduction in accounts payable to Enel Distribución Chile for energy sales and tolls, and a Ch$ 1,483 million reduction in accounts payable for energy purchases from wind farm Parque Eólico Valle De Los Vientos S.A.

❖	A Ch$ 7,660 million increase in Other current non-financial liabilities, mainly explained by a reduction in value added tax debits.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

➢	Non - Current liabilities increased Ch$ 20,419 million, equivalent to a 1.8%, mainly due to the following:

❖	A Ch$ 65,962 million increase in Other non-current financial liabilities, mainly explained by a Ch$ 40,179 million increase in the balance of bond debt, of which Ch$ 51,981 million is due to higher exchange differences, Ch$ 3,825 million is due to indexation of UF denominated bond debt, a Ch$16,030 million reduction due to bond repayment and also explained by a Ch$ 25,782 million increase in hedging and non-hedging derivative liabilities.

❖	A Ch$ 39,730 million increase in Other non-current provisions, primarily dismantling provisions.

❖	The above is partially offset by a Ch$ 86,742 million reduction in Deferred tax liabilities mainly related to fixed assets.

➢	Net Equity decreased Ch$ 633,310 million when compared to December 2019.

❖	The portion attributable to the owners of the controlling shareholders decreased Ch$ 633,512 million, explained primarily by a net Ch$ 395,837 million loss for the period, other comprehensive loss for Ch$ 59,651 million and dividend payments that amounted to Ch$ 179,296 million.

❖	The equity of non-controlling shareholders increased Ch$ 202 million, primarily explained by the Ch$ 2,534 million net income of the period, compensated by dividend payments for Ch$ 2,332 million.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

The performance of the main financial ratios is the following:

RATIO		UNIT	Jun-20	Dec-19	Jun-19	Chg	Chg %

Liquidity	Liquidity (1)	Times	0.80	1.21	-	(0.41)	(33.9%)
	Acid-test (2)	Times	0.75	1.15	-	(0.40)	(34.8%)
	Working capital	Million Ch$	(75,334)	102,901	-	(178,235)	(173.2%)
Leverage	Leverage (3)	Times	1.14	0.82	-	0.32	39.0%
	Short-term debt (4)%		24.8%	30.3%	-	(5.5%)	(18.2%)
	Long-term debt (5)%		75.2%	69.7%	-	5.5%	7.9%
	Financial expenses coverage (6)	Times	9.54	-	11.58	(2.04)	(17.6%)
Profitability	Op. income / Op. Revenues	%	(70.5%)	-	3.4%	(73.9%)	n/a
	ROE (7)%		(12.6%)	-	10.4%	(23.0%)	(220.9%)
	ROA (8)%		(6.2%)	-	6.0%	(12.2%)	(203.4%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

-	The current ratio, as of June 30, 2020, reached 0.8 times, which represents a 33.9% reduction when compared to December 31, 2019. This reduction is mainly due to the reduction of current related party accounts receivables and trade accounts receivables.

-	The acid test, as of June 30, 2020, was 0.75 times, which represents a 34.8% reduction when compared to December 31, 2019, which is mainly due to the reduction of current related party accounts receivables and trade accounts receivables.

-	Working capital, as of June 30, 2020, amounted to Ch$ 75,334 million, which represents a Ch$ 178,235 million negative variation when compared to December 2019, mainly due to the reduction of current related party accounts receivables and trade accounts receivables.

-	The debt ratio was 1.14 times, which means that the level of commitment of Enel Generación Chile equity was 1.14 times for the period ended June 30, 2020.

-	The financial expenses coverage ratio for the period ended June 30, 2020, was 9.54 times, which represents the ability to cover all financial expenses with the EBITDA margin obtained during the 2020 period. This reduction is due to the lower EBITDA of the period.
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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

-	The profitability index, calculated by dividing operating income by operating revenues, was a negative 70.5% as of June 30, 2020, which is lower than the figure for same period of 2019 because of the negative EBIT in the last period. When excluding the extraordinary impairment of Bocamina II, this index would have been a positive 30.5% as of June 30, 2020.

When excluding the impact of the Anglo American Sur extraordinary income and the impairment losses of Tarapacá and Bocamina I booked last year, this index would have reached a positive 24.5% as of June 2019.

-	Return on equity of the owners of the controlling shareholder was a negative 12.6% for the period ended June 30, 2020. When excluding the extraordinary impairment of Bocamina II, this index would have been a positive 16.2% as of June 2020.

When excluding the impact of the Anglo American Sur extraordinary income and the impairment losses of Tarapacá and Bocamina I booked last year, this index would have reached a positive 15.7% as of June 2019.

-	Return on assets was a negative 6.2% for the period ended June 30, 2020. When excluding the extraordinary impairment of Bocamina II, this index would have been a positive 9.2% as of June 2020.

When excluding the impact of the Anglo American Sur extraordinary income and the impairment losses of Tarapacá and Bocamina I booked last year, this index would have reached a positive 9.2% as of June 2019.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 9,474 million negative cash flow during the first semester of 2020, broken down as follows:

NET CASH FLOW (Figures in million Ch$)	Jun-20	Jun-19	Change	% Change

From Operating Activities	123,731	276,540	(152,809)	(55.3%)
From Investing Activities	100,579	(184,176)	284,755	(154.6%)
From Financing Activities	(233,784)	(224,938)	(8,846)	3.9%

Total Net Cash Flow	(9,474)	(132,574)	123,100	(92.9%)

Operating activities generated a Ch$ 123,731 million positive cash flow, which represents a 55.3% decrease when compared to June 2019. This cash flow mainly comprises Ch$ 888,775 million in payments received for sales of goods and services, partially offset by payments to suppliers of good and services for Ch$ 662,688 million, employee-related payments amounting to Ch$ 23,579 million, insurance payments for Ch$ 20,207 million, tax payments for Ch$ 5,761 million, and other operating activity payments for Ch$ 51,296 million.

Investment activities generated a Ch$ 100,579 million positive cash flow, mainly explained by funds received from related parties for Ch$ 194,138 million, which had been invested through the Centralized Treasury Service Contract, compensated by the addition of property, plant, and equipment for Ch$ 87,128 million.

Financing activities generated a Ch$ 233,784 million negative cash flow. This cash flow is primarily explained by dividend payments for Ch$ 241,514 million, interest payments for Ch$ 30.082 million and bond repayments for Ch$ 16,030 million, offset by funds received from related parties for Ch$ 55,912 million through the Centralized Treasury Service Contract.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Capex and Depreciation

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
COMPANY	Jun-20	Jun-19	Jun-20	Jun-19

Enel Generación Chile	86,886	130,248	45,625	34,333
Pehuenche	242	-	3,660	3,693
GasAtacama Chile (*)	-	8,931	-	15,217

Total Consolidated	87,128	139,179	49,285	53,243
*GasAtacama merged into Enel Generación Chile on October 1, 2019.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒	Compliance with the rules of good corporate governance.
‒	Strict compliance with all of the Group’s internal rules.
‒	Each business and corporate department defines:

▪	The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.
▪	Counterpart criteria.
▪	Authorized Operators.

‒	The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.
‒	All business operations and corporate departments are carried out within the limits approved for each case.
‒	Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Gross position:

INTEREST RATE (%)	June 30, 2020	December 31, 2019

Fixed Interest Rate	94%	94%

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒	Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.
‒	Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.
‒	Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

During the first half of 2020, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒	Fuel purchases for electricity generation.
‒	Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of June 30, 2020, the Company held swaps for 228 kTon of Coal API2 to be settled in 2020, 484 kBbl of Brent Dated to be settled in 2020, 1,522 kBbl of Brent oil to be settled in 2021, and 18.2 TBtu of Henry Hub to be settled in 2020. The Call Option for 6.7 TBtu sold in the first quarter remains according to the formula of the LNG contract that Enel Generación has with British Gas.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and for 4.79 TBtu of Henry Hub gas to be settled in 2020.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first half of 2020 due to the mitigation strategies implemented.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Note 19.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

As of June 30, 2020, the Enel Generación Chile Group’s liquidity was Ch$ 6,178 million in cash and cash equivalents. As of December 31, 2019, the Enel Generación Chile Group’s liquidity was Ch$ 13,488 million in cash and cash equivalents.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•	Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

It should be noted that the downward in macroeconomic scenarios due to the COVID-19 effect has not had a significant impact on the quality of trade accounts receivable. In particular, the results of specific internal analyzes have shown that there is no statistical correlation between the main economic indicators (GDP, unemployment rate, etc.) and the deterioration in the credit quality of the counterparties.

•	Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒	Financial debt.
‒	Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒	Libor interest rate of the U.S. dollar.
‒	The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter of) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter of) for five years.

The Value at Risk to a quarter of with 95% confidence is calculated as the 5% percentile over the most adverse possible quarter ofly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 127,507 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or its subsidiary, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2020

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Michele Siciliano
		Name:	Michele Siciliano
		Title:	Chief Executive Officer

Date: July 27, 2020